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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. __)*

                               Tejas Incorporated
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    957531205
                              --------------------
                                 (CUSIP Number)

                            Jared E. Abbruzzese, Sr.
                     c/o Capital & Technology Advisors, Inc.
                          18 Corporate Woods Boulevard
                                   Third Floor
                             Albany, New York 12211
                                 (518) 462-2632
          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 1, 2005
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Jared E. Abbruzzese, Sr.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [ ]
    (b) [ ]
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3.  SEC Use Only

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4.  Source of Funds (See Instructions)

    OO
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d)or 2(e) [ ]

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6.  Citizenship or Place of Organization

    United States
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   Number of          7.  Sole Voting Power
     Shares
  Beneficially            2,662,278
    Owned By          -------------------------------------------------------
     Each             8.  Shared Voting Power
   Reporting
     Person               0
      With            -------------------------------------------------------
                      9.  Sole Dispositive Power

                          2,399,359
                      -------------------------------------------------------
                      10. Shared Dispositive Power

                          0
                      -------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,662,278
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) [ ]

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13. Percent of Class Represented by Amount in Row (11)

    33.9%
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14. Type of Reporting Person (See Instructions)

    IN
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Introduction

     This Schedule 13D is being filed by Jared E. Abbruzzese, Sr. ("Mr. Abbruzzese" or the "Reporting Person"), with respect to his beneficial ownership of shares of common stock, par value $0.001 per share, of Tejas Incorporated (the "Issuer").

Item 1. Security and Issuer

     This statement relates to the common stock of Tejas Incorporated. The Issuer's executive offices are located at 2700 VIA FORTUNA, SUITE 400, AUSTIN, TX 78746.

Item 2. Identity and Background

     (a) This statement is filed by Mr. Abbruzzese. Mr. Abbruzzese is sole manager of Niskayuna Development LLC, a Delaware limited liability company. Mr. Abbruzzese and his family own 100% of the membership interests of Niskayuna Development LLC. Niskayuna Development LLC owns 2,628,945 shares of the Issuer. Mr. Abbruzzese disclaims beneficial ownership of the shares held by Niskayuna Development LLC except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all the reported shares for purposes of Section 16 or for any other purpose. Additionally, Mr. Abbruzzese holds an option to acquire 100,000 shares of common stock of the Issuer, of which 33,333 shares are exercisable within 60 days of the date hereof.

     (b) The address of the principal business office of Mr. Abbruzzese is 18 Corporate Woods Boulevard, Third Floor, Albany, NY 12211. The address of the principal business office of Niskayuna Development LLC is 63 Old Niskayuna Road, Loudonville, NY 12211.

     (c) Mr. Abbruzzese is Vice Chairman of the Board of Directors of the
Issuer.

     (d) During the past five years, Mr. Abbruzzese has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Abbruzzese has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

     (f) Mr. Abbruzzese is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The 2,628,945 shares of common stock of the Issuer held by Niskayuna Development LLC were acquired pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated July 1, 2005 (the "Closing Date") by and among Tejas Incorporated, Tejas Acquisition Corp., Capital & Technology Advisors, Inc., and each of Niskayuna Development LLC, Wayne Barr, Jr., Shawn O'Donnell, Patrick Doyle and John P. Bade (together, Niskayuna and such individuals, the "Stockholders") pursuant to which Tejas Acquisition Corp. merged with and into Capital & Technology Advisors, Inc. and the surviving entity became a wholly-owned subsidiary of the Issuer. The consideration paid by the Issuer on the Closing Date to the Stockholders, in exchange for the outstanding capital stock of Capital & Technology Advisors, Inc., consisted of cash in the amount of $3.0 million and 3,157,895 shares of the Issuer's common stock, of which Niskayuna Development LLC received 2,628,945 shares. A deposit of $2.0 million had previously been paid to Capital & Technology Advisors, Inc. as paying agent for the Stockholders in connection with the execution of the letter of intent relating to the Merger.


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     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 99.1 to this
Schedule 13D and incorporated herein in its entirety by reference.

     Mr. Abbruzzese's option to acquire 100,000 shares of common stock of the Issuer (as adjusted to take into account a 2-for-1 stock split of the Issuer's shares) was acquired on November 8, 2004, pursuant to a Nonqualified Stock Option Agreement (the "Option Agreement") of that same date issued pursuant to the Westech Capital Corp. 1999 Stock Option Plan, as amended. 33,333 shares vested on November 8, 2004 and are currently exercisable by Mr. Abbruzzese. An additional 33,333 shares will vest on November 8, 2005 and the final 33,334 shares will vest on November 8, 2006. This option was issued as compensation to Mr. Abbruzzese for services rendered to the Issuer.

     The foregoing description of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit
99.6 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4. Purpose of Transaction

     The Reporting Person has not effected any transaction of the Issuer's securities except as disclosed herein.

     As described in Item 3 above, this statement relates to shares of the Issuer's common stock received by Niskayuna Development LLC in exchange for shares of capital stock of Capital & Technology Advisors, Inc. held by Niskayuna, pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Jared E. Abbruzzese became Vice Chairman of the Board of Directors of Issuer.

     Also as described in Item 3 above, this statement relates to shares of the Issuer's common stock issuable to Mr. Abbruzzese upon exercise of a currently exercisable option to acquire 33,333 shares of common stock pursuant to the Option Agreement.

     Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) Amount beneficially owned: 2,662,278 shares of Common Stock, which includes 2,366,026 held of record by Niskayuna Development LLC and deemed to be beneficially owned by the Reporting Person, 262,919 shares are held of record by HSBC Bank USA, National Association, as escrow agent pursuant to the Escrow Agreement described under Item 6 herein, to which the Reporting Person has voting control and a pecuniary interest, and 33,333 shares of common stock deemed to be beneficially owned by the Reporting Person pursuant to options exercisable within 60 days. Mr. Abbruzzese disclaims beneficial ownership of the shares held by Niskayuna Development LLC except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all the reported shares for purposes of Section 16 or for any other purpose.

     (b) Number of shares as to which Reporting Person has:


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          (i) sole power to vote or direct the vote: 2,662,278

          (ii) shared power to vote or direct the vote: 0

          (iii) sole power to dispose or direct the disposition of: 2,399,359

          (iv) shared power to dispose or direct the disposition of: 0


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On July 1, 2005, in connection with the Merger Agreement, Capital & Technology Advisors, Inc., the Issuer, Niskayuna Development LLC ("Niskayuna"), Wayne Barr, Jr. ("Barr"), and HSBC Bank USA, National Association, as escrow agent, entered into an Escrow Agreement, under which Niskayuna and Barr deposited 262,919 and 46,397 shares, respectively, of common stock of Issuer received pursuant to the Merger Agreement into escrow to secure certain indemnity obligations of Capital & Technology Advisors, Inc. under the Merger Agreement. Pursuant to the terms of the Merger Agreement and Escrow Agreement, these shares were issued in the name of HSBC Bank USA, National Association, as Escrow Agent. The depositing parties retain voting control over such shares.

     In connection with the Merger Agreement, Niskayuna and Barr entered into a Contribution Agreement, dated as of July 1, 2005 pursuant to which the parties agree that an Underpaying Party (as defined in the Contribution Agreement) shall repay an Overpaying Party (as defined in the Contribution Agreement), as contribution, such amounts as are necessary to ensure that each party pays his Contribution Pro Rata Share (as defined in the Contribution Agreement) of any obligations under the Merger Agreement.

     The securities issued to Niskayuna in the Merger have not been registered under the Securities Act of 1933 (the "Securities Act"), as amended and were issued in reliance on the exemption from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. In connection with the Merger, the Company and the Stockholders, including Niskayuna, entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Stockholders were granted the right to register their shares for resale on a registration statement to be filed by the Company within 60 days following the Closing Date. Thereafter, the Company will use its commercially reasonable efforts to cause such registration statement to be declared effective as promptly as practicable and to keep it effective for the period specified in the Registration Rights Agreement. The Stockholders were also granted "piggyback" registration rights with respect to registrations initiated by the Company on its own behalf or for the benefit of selling stockholders. In addition, pursuant to the terms of the Registration Rights Agreement, 1,695,000 Shares issued to Niskayuna on the Closing Date are restricted from being transferred, except for certain permitted transfers pursuant to the Registration Rights Agreement and except that 15%, 25% and the remaining 60% may be transferred after the first, second and third anniversaries of the Closing Date, respectively.

     Also on July 1, 2005, Niskayuna entered into a letter agreement with the Issuer ("Affiliate Agreement") pursuant to which Niskayuna agreed not to make any sale, transfer or other disposition of the shares of Issuer common stock in violation of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission and agreed that the Issuer has the right to apply legends to such common stock.

     Mr. Abbruzzese is a party to a Nonqualified Stock Option Agreement, dated as of November 8, 2004, pursuant to which Mr. Abbruzzese was granted an option, under the Westech Capital Corp. 1999 Stock Option Plan, as amended, to acquire 100,000 shares of common stock of the Issuer at an exercise price of $9.00 per share (as adjusted to reflect a 2-for-1 stock split of the Issuer's shares). Options to acquire 33,333 shares became exercisable on November 8, 2004. Options to acquire an additional 33,333 shares become exercisable on November 8, 2005. Options to acquire the remaining 33,334 shares become exercisable on November 8, 2006.


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     Reference to, and descriptions of the Merger Agreement, Escrow Agreement,
Contribution Agreement, Registration Rights Agreement, Affiliate Agreement and Option Agreement, as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement, Escrow Agreement, Contribution Agreement, Registration Rights Agreement, Affiliate Agreement and Option Agreement included as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, to this Schedule 13D and incorporated in this Item 6 in their entirety.

     To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

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Exhibit No.         Description
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99.1                Agreement and Plan of Merger, dated as of July 1, 2005, by and among Tejas Incorporated, Tejas Acquisition Corp. , Capital & Technology Advisors, Inc. and the persons listed on the signature pages thereof.
--------------------------------------------------------------------------------
99.2 Escrow Agreement, dated as of July 1, 2005, by and among Tejas Incorporated, Niskayuna Development LLC, Wayne Barr, Jr. ("Barr"), and HSBC Bank USA, National Association, as escrow agent.
--------------------------------------------------------------------------------
99.3 Contribution Agreement, dated as of July 1, 2005, by and between Niskayuna Development LLC and Wayne Barr, Jr.
--------------------------------------------------------------------------------
99.4 Registration Rights Agreement, dated as of July 1, 2005, by and among Tejas Incorporated and the persons listed on the signature pages thereof.
--------------------------------------------------------------------------------
99.5 Letter Agreement from Niskayuna Development LLC to Tejas Incorporated, dated July 1, 2005.
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99.6                Nonqualified Option Agreement, dated as of November 8, 2004, by and between Westech Capital Corp. and Jared E.
                    Abbruzzese, Sr.
--------------------------------------------------------------------------------



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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2005


                                  By: /s/ Jared E. Abbruzzese, Sr.
                                      ----------------------------
                                  Name: Jared E. Abbruzzese, Sr.




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